Mail Stop 4561

March 18, 2009

Mr. David E. Wartner
Interim Chief Financial Officer
Navigant Consulting, Inc.
30 South Wacker Drive, Suite 3550
Chicago, IL 60606

      Re: Navigant Consulting, Inc.
               Form 10-K for the year ended December 31, 2007
               Form 10-Q for the six months ended June 30, 2008
               Proxy Statement filed March 21, 2008
               File No. 1-12173

Dear Mr. Wartner:

We have completed our review of the above referenced filings and have no further comments at this time.

               Sincerely,

               Kevin Woody
               Branch Chief